Exhibit 99.9

News Release

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE UPDATE ON ITS OFFER

FOR WESTERN WIND

HAMILTON, Bermuda, February 13, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) today clarified the significant level of support for its all-cash offer to acquire the common shares of Western Wind Energy Corp. (“Western Wind” or the “Company”) for $2.60 per share (the “Offer”). In the two trading days leading up to the prior expiry time of 5:00 p.m. (EST) on February 11, 2013, Brookfield Renewable’s support for the Offer nearly doubled to approximately 23.3 million shares tendered, representing approximately 40% of shares held by shareholders independent of Brookfield Renewable. This translates into approximately 80% of the shares Brookfield Renewable requires to satisfy the minimum tender condition.

Brookfield Renewable would therefore point out that Mr. Ciachurski’s statement that 75% of Western Wind shareholders have said no to the Brookfield Offer is inaccurate. In addition, as Brookfield Renewable has previously stated, there will be no further discussions with Western Wind regarding alternatives or modifications to the Offer.

The Offer will NOT be further extended unless the minimum tender condition is satisfied (50% of the shares held by shareholders independent of Brookfield Renewable), so shareholders need to act now to carry the Offer over the finish line and finally realize on their investment in Western Wind.

Brookfield Renewable also wishes to clarify its previous statements regarding the Ontario Securities Commission (“OSC”) decision with respect to Western Wind’s application to require that Brookfield Renewable obtain a formal valuation. The OSC dismissed Western Wind’s motion to cease trade the Offer pending outcome of its application and granted Brookfield Renewable’s motion to dismiss Western Wind’s application. The OSC has not yet released its reasons for the decision.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares to the offer before it expires at 5:00 p.m. (EST) on February 21, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:	Media Contact:
Zev Korman	Andrew Willis
Director, Investor Relations	SVP, Communications and Media
E-mail: zev.korman@brookfield.com	E-mail: andrew.willis@brookfield.com
Tel: (416) 359-1955	Tel: (416) 369-8236